EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended June 30, 2007

Q1 revenues grew sequentially by 7.5%

Guidance revised upwards. Revenues expected to grow 29% - 31% in fiscal 2008

Bangalore, India - July 11, 2007

Highlights

Consolidated results for the quarter ended June 30, 2007

  First quarter revenues at $ 928 million, up 40.6% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.46 from $ 0.32 in the corresponding quarter last fiscal
  35 new clients were added during the quarter.
  Gross addition of 7,004 employees (net 3,730) for the quarter
  75,971 employees as on June 30, 2007

Outlook for the quarter ending September 30, 2007 and the fiscal year ending March 31, 2008

  Consolidated revenues expected to be between $ 974 million and $ 984 million for the quarter ending September 30, 2007 (YoY growth of 30.6% - 31.9%) and between $ 4.00 billion and $ 4.05 billion for the fiscal year ending March 31, 2008 (YoY growth of 29% - 31%)
  Consolidated earnings per ADS* expected to be $ 0.46 for the quarter ending September 30, 2007; (YoY growth of 27.8%) and between $ 1.92 and $ 1.94 for the fiscal year ending March 31, 2008; (YoY growth of 25.5% - 26.8%)

*** Including tax reversal of US$ 13 mn and US$ 29 mn in fiscal 2008 and 2007 respectively. Excluding the tax reversals the consolidated Earnings per American Depositary Shares are expected to be between $ 1.90 to $ 1.92; YoY growth of 28.4% to 29.7%

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its first quarter ended June 30, 2007. Revenues for the quarter aggregated $ 928 million, up 40.6% from $ 660 million for the quarter ended June 30, 2006.

"As clients recognize the strategic imperative of global sourcing in an increasingly flat business world, the demand for large end-to-end players like Infosys continues to be strong," said S. Gopalakrishnan, CEO and Managing Director. "We continue to focus on being a partner of choice to our customers."

Infosys saw increasing demand for its business solutions and strong growth in service lines such as consulting, engineering services and package implementation. 35 clients were added during the quarter.

A telecommunications major in the UK aims to roll out services rapidly and realize value faster by deploying a new service management platform from Infosys. A global consumer electronics leader is using Infosys' technology and domain expertise in Manufacturing Execution Systems (MES) to reduce development costs and achieve faster time-to-market for new product launches. Infosys has been selected as the IT partner in a business transformation initiative undertaken by one of the world's largest food companies.

Infosys is partnering with an automotive manufacturer in North America to standardize production planning. A global professional services firm is using Infosys' help to define and build a workflow and collaboration tool for client-facing professionals.

An integrated power and security company worked with Infosys to integrate key business processes on a common platform for increased accuracy of customer data, reduced costs, and a unified customer view. A leading provider of diversified financial services used Infosys' help to better integrate data from its newly acquired subsidiaries for improved reporting and compliance. A leading electronics and electrical products manufacturer rolled out an Infosys solution to reduce warehouse maintenance and support costs.

A leading UK retailer is working with Infosys to improve scalability and reduce costs by fulfilling customer orders across multiple brands and channels.

Infosys registered new wins in the financial services sector, including two of the largest banks in Europe.

In the UK, a leading housing services provider has selected Infosys to scope, design and implement a business transformation initiative. Infosys is modernizing the legacy IT systems of a leading utility infrastructure operator.

In Canada, Infosys is providing cost-effective best-shoring services to the country's largest telecom provider. Infosys is providing a suite of services including managed infrastructure and performance management to a wholesale distributor of high-end gifts.

"The sharp appreciation of the rupee against all major currencies impacted our operating margins during the quarter," said V. Balakrishnan, Chief Financial Officer. "However, our robust and flexible operating and financial model enabled us to maintain our net margins while absorbing the impact of appreciating currency, higher wages and visa costs. Liquidity has been further strengthened with cash and cash equivalents reaching US$ 1.6 billion."

About Infosys Technologies Ltd

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 75,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
	(1)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$ 1,403	$ 1,587
Investments in liquid mutual fund units	6	-
Trade accounts receivable, net of allowances	565	615
Unbilled revenue	74	80
Prepaid expenses and other current assets	48	73
Deferred tax assets	2	2
Total current assets	2,098	2,357
Property, plant and equipment, net	738	832
Goodwill	128	136
Intangible assets, net	20	19
Deferred tax assets	19	31
Advance income taxes	33	6
Other assets	37	39
Total assets	$ 3,073	$ 3,420
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$ 6	$ 3
Income taxes payable	4	3
Client deposits	1	1
Unearned revenue	72	84
Other accrued liabilities	272	283
Total current liabilities	355	374
Non-current liabilities
Other non-current liabilities	1	1
Stockholders' equity
Common stock, $ 0.16 par value 600,000,000 equity shares authorized, issued and outstanding - 571,209,862 and 571,209,862 as of March 31, 2007 and June 30, 2007 respectively	64	64
Additional paid-in capital	692	693
Accumulated other comprehensive income	90	261
Retained earnings	1,871	2,027
Total stockholders' equity	2,717	3,045
Total liabilities and stockholders' equity	$ 3,073	$ 3,420
(1) March 31, 2007 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income
(Dollars in millions except per share data)
	Three months ended June 30,
	2006	2007
Revenues	$ 660	$ 928
Cost of revenues	389	569
Gross profit	271	359
Operating expenses:
Selling and marketing expenses	45	51
General and administrative expenses	56	77
Amortization of intangible assets	-	2
Total operating expenses	101	130
Operating income	170	229
Gain on sale of long term investment	1	-
Other income, net	28	62
Income before income taxes and minority interest	199	291
Provision for income taxes	23	28
Income before minority interest	$ 176	$ 263
Minority interest	2	-
Net income	$ 174	$ 263
Earnings per equity share*
Basic	$ 0.32	$ 0.46
Diluted	$ 0.31	$ 0.46
Weighted average equity shares used in computing earnings per equity share*
Basic	549,991,125	568,376,262
Diluted	562,806,776	570,506,394
*Adjusted for stock split